Exhibit 99.2

REPORT OF VOTING RESULTS

PURSUANT TO SECTION 11.3 OF

NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS

The following sets out the matters that were voted upon at the annual meeting of shareholders of IMRIS Inc. (the “Company”) held on May 13, 2014, and the outcome of each vote. Each of the matters set out below is described in greater detail in the Company’s Management Information Circular dated April 8, 2014 (the “Circular”) which was mailed to shareholders.

1.	Election of Directors

On a vote by a show of hands, the following 7 nominees were elected to serve as directors of the Company until the next annual meeting of shareholders or until their successors are duly elected or appointed:

H. David Graves

Stephen Armstrong

Carey Diamond

William Fraser

James Hickey

Blaine Hobson

Jay D. Miller

2.	Appointment of Auditors

On a vote by a show of hands, Deloitte & Touche LLP, were appointed as auditors of the Company, and the Board of Directors of the Company was authorized to fix their remuneration.

Dated this 13th day of May, 2014.

IMRIS Inc.

/s/ Kelly McNeill_______________________________

Kelly McNeill

Executive Vice President, Finance and

Administration and Chief Financial Officer